Exhibit 99.2

EARLY WARNING REPORT

PURSUANT TO NATIONAL INSTRUMENT 62-103 – THE EARLY WARNING SYSTEM
AND RELATED TAKE-OVER BID AND INSIDER REPORTING ISSUES

Initial early warning report.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (the “Shares”) of Asante Gold Corporation (the “Issuer”)

Asante Gold Corporation

800 West Pender Street, Suite 615

Vancouver, British Columbia

V6C 2V6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Kinross Gold Corporation (“Kinross”)

25 York Street, 17th Floor

Toronto, Ontario

M5J 2V5

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On August 8, 2025, Kinross entered into an amending agreement with the Issuer (the “Amendment Agreement”) to a share purchase agreement between Kinross and the Issuer dated April 24, 2022 (as amended) (the “SPA” and together with the Amendment, the “Purchase Agreement”). Pursuant to the Purchase Agreement, subject to the satisfaction of certain conditions on or prior to August 31, 2025, including aggregate cash payments to Kinross equal to US$55,000,000, subject to certain agreed adjustments, the Issuer will issue to Kinross:

(i)	36,927,650 Shares at a price equal to C$1.45 per Share; and

(ii)	a convertible debenture (the “Convertible Debenture”) which shall be convertible into Shares at the option of Kinross at any time for a period of five years from the date of issuance at a conversion price equal to C$1.81 per Share (collectively, the “Transaction”).

The principal amount of the Convertible Debenture and aggregate number of Shares into which the Convertible Debenture may be converted will be determined based on the closing date of the Transaction but will be calculated to result in Kinross holding a maximum of 18% of the outstanding Shares, on a partially diluted basis assuming the conversion of all convertible securities of the Issuer held by Kinross, immediately following the Transaction (after giving effect to the Transaction and any other treasury issuances of Shares that occur prior to, or concurrently with, the closing of the Transaction).

Pursuant to the Purchase Agreement, the Convertible Debenture will have a maturity date of seven years from the date of issuance and shall accrue interest for a period of five years from the date of issuance at a rate of 3.0% per annum and for the final two years prior to maturity at a rate of a 5.0% margin above a base rate, which interest shall be payable in-kind through an increase in the principal amount of the Convertible Debenture (subject to a restriction on interest that would cause Kinross and its affiliates to own more than 19.9% of the Shares on a partially diluted basis assuming the conversion of all convertible securities of the Issuer held by Kinross).

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

As of the date of the Amendment Agreement, Kinross holds 29,850,984 Shares and 5,000,000 warrants to purchase Shares (the “Warrants”), which represents approximately 6.0% of the issued and outstanding Shares on a non-diluted basis, and 6.9% of the issued and outstanding Shares on a partially diluted basis assuming exercise of the Warrants.

Kinross will acquire Shares and the Convertible Debenture as described in Item 2.2.

Upon closing of the Transaction, Kinross will own approximately 9.5% of the outstanding Shares, on a non-diluted basis, and up to 18% of the outstanding Shares, on a partially diluted basis assuming the conversion of the convertible securities of the Issuer held by Kinross. If the Transaction were to close today, the principal amount of the Convertible Debenture would result in Kinross owning approximately 17.3% of the outstanding Shares, on a partially diluted basis assuming the conversion of the convertible securities of Asante held by Kinross.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 2.2.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Items 2.2 and 3.1.

The exact number of Shares into which the Convertible Debenture may convert will be determined immediately prior to the closing of the Transaction.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2. The Shares are being issued at an issue price of C$1.45 per Share, representing total consideration for the Shares of C$53,545,092.50. The principal amount of the Convertible Debenture to be issued to Kinross will be determined immediately prior to the closing of the Transaction but is expected to be approximately US$79.7 million or C$109.6 million based on current exchange rates.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1. Kinross agreed to acquire the Shares and the Convertible Debenture as deferred consideration under the Purchase Agreement.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Kinross agreed to acquire the Shares and the Convertible Debenture as deferred consideration under the Purchase Agreement. Kinross may or may not purchase or sell securities of the Issuer in the future on the open market or in private transactions, depending on market conditions and other factors. Kinross currently has no other plans or intentions that relate to its ownership of securities in the Issuer. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, Kinross may develop other plans or intentions in the future relating to one or more of the above items.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

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Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date:     August 11, 2025

KINROSS GOLD CORPORATION

By:	“Luke Crosby”
	Name:	Luke Crosby
	Title:	Senior Vice President, General Counsel and Corporate Secretary